

July 8, 2010

Mr. Francois-Xavier Roger
Chief Financial Officer
Millicom International Cellular S.A.
15 Rue Leon Laval
L-2272 Leudelange
Grand-Duchy of Luxembourg

> **Re:** **Millicom International Cellular S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 0-22828**

Dear Mr. Roger:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Consolidated statements of cash flows, page F-9

1. It appears that you should not start your statement of cash flows with the line item "Operating profit," since paragraph 20 of IAS 7 states that the net cash flow from operating activities should be reconciled from "profit or loss." Please revise your presentation or advise.

Note 2. Summary of Consolidation and Accounting Policies, page F-12

2.2 Consolidation, page F-13

2. We note your statement that the cost of an acquisition includes costs directly attributable
    to the acquisition. This policy does not appear consistent with paragraph 53 of IFRS 3,
    which says that acquisition-related costs should be accounted for as expenses in the
    periods in which the costs are incurred. Please revise your policy or advise.

2.17 Borrowings & transaction costs, page F-21

3. We note your disclosure that transaction costs which are not capitalized are recognized as
    an expense when incurred. Clarify which types of costs are expensed and how you
    applied the guidance in IAS 23.

2.21 Revenue recognition, page F-22

Revenues from provision of telecom services, page F-23

4. Please clarify for us the nature of the subscription products and services and related costs
    that are deferred and amortized over the estimated life of the customer relationship.

Note 11. Employee Related Costs, page F-43

5. We note your disclosure of pension costs as well as your description of your accounting
    policy for pension benefits at page F-24. Please disclose the nature of your pension
    benefits and provide the disclosures required by paragraph 120A of IAS 19, as
    applicable.

Note 31. Commitments and Contingencies, page F-77

6. We note your disclosure at page F-77 regarding the restrictions which affect your
    subsidiaries' ability to repatriate funds from your various operations. Expand your
    disclosure to discuss the nature and extent of these restrictions. In addition, tell us how
    you determined that it was not necessary for you to provide condensed parent company
    financial information and other data in a financial statement schedule, in accordance with
    Rules 5-04 and 12-04 of Regulation S-X.

        Please file all correspondence over EDGAR. We urge all persons who are responsible
for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes
the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules
require. Since the company and its management are in possession of all facts relating to a

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director